B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Continental Energy Corporation
Issuer Address:	21795 64th Avenue Langley, B.C. V2Y 2N7
Issuer Fax No.:	604-532-6068
Issuer Telephone No.:	604-532-6066
Contact Name:	James D. Eger
Contact Position:	Vice President & Chief Information Officer
Contact Telephone Number:	877-762-2366
Contact Email Address:	info@continentalenergy.com
Web Site Address:	www.continentalenergy.com
For Quarter Ended:	2004/04/30
Date of Report:	2004/06/28

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Gary Schell”	Gary Schell	2004/06/28
Signature
“Richard McAdoo”	Richard McAdoo	2004/06/28
Signature

QUARTERLY AND YEAR END REPORT

B.C. Securities Commission Form 51/901F

Schedule B

CONTINENTAL  ENERGY  CORPORATION

For the Quarter Ended April 30, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Resource Property costs (See Schedule 1 for details).

b)

General and Administrative Expenses (See Schedule 2 for details).

2.

RELATED PARTY TRANSACTIONS

See notes to interim consolidated financial statements in Schedule-A for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER

a)

Securities issued:

Date of Issue	Type of Security	Type of Issue	Number	Price US$	Proceeds US$	Type of Consideration	Commission Paid US$
26 April 2004	Common	Options Exercise	20,000	$0.15	$3,000	Cash	None
26 April 2004	Common	Options Exercise	50,000	$0.15	$7,500	Cash	None

b)

Options granted:

Date of Issue	Type of Security	Type of Issue	Number	Exercise Price US$
1 March 2004	Common Shares	Incentive Options	100,000	$0.25
1 March 2004	Common Shares	Incentive Options	50,000	$0.25
17 March 2004	Common Shares	Incentive Options	100,000	$0.25

c)

Options cancelled:

Date of Issue	Type of Security	Type of Issue	Number	Exercise Price US$
None	Common Shares	Incentive Options	---	---

d)

Options expired due to employment/engagement termination or expired term:

Option Agreement Expiration Date	Type of Security	Type of Issue	Number	Exercise Price US$
30 April 2004	Common Shares	Incentive Options	225,000	$0.15

4.

SUMMARY OF SECURITIES AS AT THE END OF THE QUARTER

a)

Authorized share capital:

Number	Class of Shares	Dividend Rate on Preferred Shares	Cumulative (Y/N)	Redemption Provisions	Conversion Provisions
500,000,000	Common	N/A	N/A	N/A	N/A
100,000,000	Preferred	N/A	N/A	N/A	N/A

b)

Shares issued and outstanding:

Number	Amount	Class of Shares
47,184,496	$21,702,567	Common
0	$ 0	Preferred

c)

Options, warrants and convertible securities outstanding:

Optionees by Classification (i)	Number of Common Shares Optioned	US$ Exercise Price per Share	Exercise Expiry Date
Consultants & Employees	1,150,000	$0.15	30 July 2004
Consultants & Employees	1,200,000	$0.20	30 January 2005
Consultants & Employees	500,000	$0.25	30 January 2005
Consultants & Employees	1,250,000	$0.20	30 July 2005
Consultants & Employees	150,000	$0.25	30 July 2005
Consultants & Employees	100,000	$0.25	30 Aug 2005
Consultants & Employees	1,135,000	$0.15	30 Dec 2005
Subtotal Consultants & Employees
Directors & Officers	1,500,000	$0.20	30 January 2005
Directors & Officers	500,000	$0.25	30 January 2005
Directors & Officers	1,000,000	$0.20	30 July 2005
Directors & Officers	2,100,000	$0.15	30 Dec 2005
Subtotal Directors & Officers	5,100,000
Total Options Outstanding	10,585,000

(i)

Directors and officers includes those of the Company. Consultants & Employees includes consultants, contractors, advisors and employees of the Company and those of subsidiaries of the Company.

Details of outstanding common share purchase warrants are as follows:

Number of Common Shares Reserved Against Outstanding Warrants	US$ Exercise Price per Share	Exercise Expiry Date
1,701,500	$0.15	30 July 2004
500,000	CDN $0.70	24 November 2004
1,305,000	$0.15	30 July 2005
1,760,812	$0.30/$0.60	10 September 2004/2005
2,356,666	$0.15	10 September 2005
1,875,000	$0.15/$0.30/$0.60	10 June 2004/2005/2006
457,000	$0.15/$0.30/$0.60	10 June 2004/2005/2006
450,000	$0.15/$0.30/$0.60	14 July 2004/2005/2006
10,414,978	Total Warrants Outstanding

d)

Shares subject to escrow or pooling agreements.

Number (i)	Class
0	Common Shares
0	Preferred Shares

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Richard L. McAdoo, Director & President (1)

Gary R. Schell, Director & Secretary (2)

Gary D. Wine, Director

Stan Lichman, Director (1) (2)

Paul L. Hayes, Jr., Director (1) (2)

James D. Eger, Vice President & Chief Information Officer

 (1) Audit Committee Member

 (2) Executive Compensation Committee Member

---End Schedule-B---

QUARTERLY AND YEAR END REPORT

B.C. Securities Commission Form 51/901F

Schedule C

CONTINENTAL ENERGY CORPORATION

For the Quarter Ended April 30, 2004

Nature of Business

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and Continental has acquired rights to three production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Highlights of the Quarter

The quarter ended April 30, 2004 marks the end of the third quarter of the Company’s annual fiscal year ending July 31, 2004. Significant events having material effect on the business affairs of the Company which have occurred during the “Past Quarter” ended April 30, 2004 are summarized below:

Stock Options Granted

The Company granted incentive stock options to financial advisors The Oberon Group, LLC., The Sterling Group, and Emerging Markets Finance International, LLC. For details see related disclosure in section entitled "Finder's Agreements, Financial Advice & Fund Raising" below.

Escrow Shares Returned to Treasury

On February 28, 1997, the Company issued 375,000 shares of "Principal Escrow" common shares at $0.01 per share pursuant to an escrow agreement dated December 11, 1996 with two current directors of the company. Subsequently, 187,500 of the shares were released from escrow in Fiscal 1999 and 93,750 shares were released in the first quarter of Fiscal 2001. As of April 30, 2004 there are no common shares remaining in Principal Escrow. The milestones of accomplishment that the Company should achieve as per the escrow agreement for the release of the remaining 93,750 escrow shares were not achieved and the deadline for the release of the Principal Escrow shares has since expired. In a treasury order dated February 3, 2004 the Company returned the Principal Escrow shares to treasury. The issued and outstanding shares of the Company were reduced accordingly.

Financial Advisor/Fund Raiser Engaged

The Company hired consulting financial advisors The Oberon Group, LLC., The Sterling Group, and  Emerging Markets Finance International, LLC. See related disclosure in section entitled "Finder's Agreements, Financial Advice & Fund Raising" below.

Bengara-II Block Drilling Program Approved

In a letter dated 27-April-2004 the Company's Continental-GeoPetro (Bengara-II) Ltd. operating unit received approval from Indonesian oil and gas authority BP Migas of its 2004-5 work program and budget and the drilling of the Pungit-#1, Seberaba-#1 and Apung-#1 exploration wells for a total annualized budget expenditure of US$ 16,954,000.

Bengara-II Block Drill Sites Environmental Impact Assessments Approved

The Company's Continental-GeoPetro (Bengara-II) Ltd. operating unit received approval from Indonesian environmental authorities on environmental impact assessments it had submitted for five drill sites within the Bengara-II PSC including the three exploration wells planned as part of its 2004-5 work program; namely the Pungit-#1, Seberaba-#1 and Apung-#1 exploration wells.

Bengara-II Block Drill Site Land Use Permits Obtained

The Company's Continental-GeoPetro (Bengara-II) Ltd. operating unit received approval from local and regional Indonesian governmental authorities for land use permits for five 100x150 meter five drill sites within the Bengara-II PSC including the three exploration wells planned as part of its 2004-5 work program; namely the Pungit-#1, Seberaba-#1 and Apung-#1 exploration wells.

Bangkudulis POD Presented

The Company's GAT Bangkudulis Petroleum Company Ltd. operating unit submitted and presented its official "Plan of Development" or "POD" for development of the Bangkudulis oil field to Indonesian oil and gas authority Pertamina in accordance with Indonesian requirements in advance of development. Upon acceptance by Pertamina the POD will provide GAT Bangkudulis Petroleum Company Ltd. license to develop, produce, lift and sell crude oil for the full term of the Bangkudulis TAC until October 6, 2016.

Subsequent Events

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the “Past Quarter” ended April 30, 2004 but prior to publication of this report are summarized below:

Warrants Term Extended

The Company extended the term of 1,555,000 common share purchase warrants for an additional year until July 30, 2005. No change was made to the exercise price of US$0.15. The warrants were originally purchased pursuant to private placements.

Warrants Term Amended

The Company amended the exercise price of 435,000 common share purchase warrants during the second year ending June 10, 2005 from US$0.30 to US$0.15. No change was made to the exercise price of US$0.60 for the third year of the warrants ending June 10, 2006. The warrants were originally purchased pursuant to private placements.

Options Term Extended

The Company extended the term of 3,235,000 common share purchase incentive options for an additional seventeen months until December 30, 2005. No change was made to the exercise price of US$0.15.

Management Discussion and Analysis

Financial Results for the Past Quarter Ended April 30, 2004

The quarter ended April 30, 2004 marks the end of the third quarter and the first nine months of the Company’s annual fiscal year ending July 31, 2004.

·

Current Working Capital Situation

As at April 30, 2004, Company's consolidated financial statements reflect a working capital deficit of approximately $900,300. This represents a working capital deficit increase of approximately $3,329,700 compared to the July 31, 2003 deficit of approximately $4,230,000. The majority of this increase was due to the Company reclassifying certain contingent and conditional liabilities recorded in its GATB subsidiary in the amount of $3,481,646.  (See “GAT Bangkudulis Payables, Accrued & Contingent Liabilities” section below for further details.)  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

·

Investments

During the nine months ended April 30, 2004 the Company invested approximately $500,000 in its Indonesian oil & gas properties and recovered $308,000 from its farm out partner, GeoPetro.

·

Finance

During the nine months ended April 30, 2004,

-

1,458,388 warrants were exercised resulting in the issuance of 1,458,388 common shares for total proceeds of $218,758, of which $92,008 was received prior to July 31, 2003.

-

70,000 options were exercised by consultants resulting in the issuance of 70,000 common shares for total proceeds of $10,500.

·

Income

The Company had no material income in the nine months ended April 30, 2004.

·

Expenses

Overall, expenses increased by $92,000 from approximately $791,000 to approximately $883,000 for the nine-month periods ended April 30, 2003 and 2004 respectively. The major changes in the current period as compared with the same prior year period are outlined below.  $469,830 of the current period expense is due to stock option compensation expense booked in relation to 5,200,000 options granted during the period.  There was no stock compensation expense in the prior period.  The Company wrote down its resource properties to nominal values which resulted in an expense in the amount of $191,756.  In the prior year the properties were not written down until year-end and therefore there was no similar expense in the prior year quarter.  The Company did not incur any finder’s fees in the current period as compared to $225,000 in the prior year.  The Company received approximately $252,000 from farm out proceeds compared to only $17,000 in the prior period. General and administrative expenses increased by $102,000 from approximately $201,000 to approximately $303,000 for the nine-month periods ended April 30, 2003 and 2004 respectively. The significant changes to general and administrative expenses are in professional fees, travel, rent and shareholder information. Professional fees increased from approximately $18,600 to approximately $56,000, travel increased from approximately $11,100 to approximately $45,900, rent increased from approximately $12,600 to approximately $36,000 and shareholder information increased from approximately $10,000 to approximately $20,100 for the nine-month periods ended April 30, 2003 and 2004 respectively.  All other general and administrative expenses are at consistent levels compared to the previous period.  Management fees increased by $199,000 from approximately $155,000 to approximately $354,000 for the nine-month period ended April 30, 2003 and 2004 respectively. The increase is due to additional management salaries paid to current GATB management and one additional management position in the Company’s Dallas office. The Company reported a gain on reduction of contingent and conditional liabilities due to writing off some conditional payables owed to former employees of the Company’s GATB subsidiary in the amount of $328,500. Amortization expense increased by $68,000 from approximately $6,000 to approximately $74,000 for the nine-month period ended April 30, 2003 and 2004 respectively. The increase is due to the amortization related to capital and leased assets acquired by the Bengara subsidiary in the year ended July 31, 2003. Wage expense decreased by $118,000 from approximately $135,000 to approximately $17,000 for the nine-month period ended April 30, 2003 and 2004 respectively. The decrease is due the fact that the nine month period ending April 30, 2004 was relatively inactive for the Company and its subsidiaries, consequently salaries were reduced. All other expense groups appear consistent with comparative period.

·

GAT Bangkudulis Payables, Accrued & Contingent Liabilities

As at April 30, 2004, the Company's consolidated balance sheet, included in Schedule-A above, reflects total liabilities of approximately $4,772,000. Of this total, an amount of $4,433,237 (or 93%) are attributable solely to the Company's majority owned GAT Bangkudulis subsidiary ("GATB"). Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001. Of the GATB total accrued liabilities, firm payables total $951,590 (22%) and the remaining balance of $3,481,646 (78%) is contingent and is payable only on the conditions described below.

Firm Payables

GATB accounts payable total $951,590 which includes trade payables of $625,565, an annual advance due Pertamina of $25,000 and accrued withholding taxes of $301,025. GATB has negotiated with creditors due these amounts and expects to pay them according to a schedule from Bangkudulis Field production. Most of these payables are denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.  The firm payables have been presented as current liabilities in the consolidated financial statements.

Conditional Liabilities

GATB has accrued and made provision for contingent and conditional liabilities totaling an amount of $3,481,646. Contingent and conditional liabilities include the following:

Fees: GATB has accrued an amount of $123,000 as a contingent and conditional liability payable to current and former GATB directors and management in respect of deferred compensation for personal services as directors and managers. By agreement this entire amount is payable only in the event GAT Bangkudulis commences commercial production from the Bangkudulis Field. If no production is achieved this liability is not payable.

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute descried below in the section entitled "Claims, Contingencies & Litigation" . At the end of the quarter this provision amounts to a US$ equivalent of $48,016. This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim.

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities in the amounts indicated in the section above entitled "Firm Payables". At the end of the quarter this provision amounts to a US$ equivalent of $217,313. This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Value Added Tax: GATB has accrued a US$ equivalent amount of $531,135 at the quarter end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

APOG Shareholder Loan: Also included in the total is a contingent share holder loan repayable to former GATB shareholder Apex Oil & Gas Ltd. ("APOG") in the amount of $2,562,182. APOG no longer owns shares of GATB but pursuant to a shareholders agreement signed by the Company dated 9-April-2001 the Company and other GATB shareholder have agreed to repay APOG the amount from cost recovery proceeds of Bangkudulis Field production, if and only if, Bangkudulis Field production is achieved. The APOG shareholder loan does not bear interest. If the Bangkudulis TAC is terminated or the Bangkudulis Field never achieves sufficient cost recovery from production to repay the shareholder loan to APOG then there is no obligation of GATB or of the Company to repay it.

Additional Disclosure

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed in this Schedule-C.

Related Party Transactions

Expenditures made by the Company to related parties in the quarter ended April 30, 2004 are detailed in the notes to the interim consolidated financial statements set forth in Schedule-A. During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein, except for the following:

Financial Advisor Contract  -  With effect from March 1, 2004 the Company has entered an agreement with the Sterling Group and its principal Mr. Bruce Dorfman of Las Vegas, Nevada, to provide financial advice and to provide advice on publicity and promotion to the Company with accredited investors. The agreement is valid until July 30, 2005 although it may be terminated at any time by either Party without penalty subject to ten days notice. The Company has not and shall not pay any cash remuneration under the contract. Instead, the Company has granted each 100,000 incentive stock options at an exercise price of US$ 0.25 for the duration of the contract.

Financial Advisor Contract  -  With effect from March 1, 2004 the Company has entered an agreement with the Oberon Group LLC and one of its principals Mr. Jeffrey Singer of New York City, to provide financial advice and to provide advice on publicity and promotion to the Company with accredited investors. The agreement is valid for two years although it may be terminated at any time by either Party. The Company has granted Oberon 50,000 incentive stock options at an exercise price of US$ 0.25 for the duration of the contract. The Company has agreed to pay Oberon, on a successful efforts basis, a cash fee of 10% on the first $ 2,000,000 of equity private placement capital raised by Oberon with accredited investors on the Company's behalf and 8% on amounts over $ 2,000,000. Additionally, the Company shall pay Oberon in common share purchase warrants in the amount of 20% of the value of any private placement capital raised for the Company by Oberon on the same warrant terms as any investor making such private placement.

Financial Advisor Contract  -  With effect from March 17, 2004 and in a press release dated March 17, 2004 the Company announced that it has hired Emerging Markets Finance International, LLC to arrange $5,000,000 project finance for the Company. The Company has granted EMFI 100,000 incentive stock options at an exercise price of US$ 0.25 for the duration of the contract. The Company has agreed to pay EMFI, on a successful efforts basis, a cash fee of 5% on the project finance raised by EMFI for the Company.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed in this Schedule-C, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Labor Tribunal  -  The Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes (“CSLD”) regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 48,000. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the Rupiah 383,099,363 claim as a contingent liability in August 2002 and no further progress has been made on the claim since that time. The contingent liability for it remains on GATB’s books at end this quarter.

Bengara-II Farm Out Agreement Termination  -  In letters dated December 04, 2003 the Company and GeoPetro Resources Company jointly served notice of termination to all signatories of a March 3, 2003 farm out agreement jointly entered by the Company and GeoPetro with China Wisdom International (HK) Ltd. The farm out agreement pertains to a farm out to China Wisdom of a 40% shareholding interest in its Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary and a corresponding interest in the Bengara-II JV and the Bengara-II PSC.  Notice was served in accordance with the provisions for termination incorporated into the farm out agreement due to the default of China Wisdom and China Wisdom's failure to perform its farm out agreement obligations including failure to perform drilling work and failure to pay cash fees due according to the farm out stipulated schedule for both obligations and thereby earn China Wisdom up to a 40% shareholding in Continental-Wisdom-GeoPetro (Bengara-II) Ltd. The Company and GeoPetro intend to take whatever additional legal action may be required in the domicile of Continental-Wisdom-GeoPetro (Bengara-II) Ltd., the British Virgin Islands, to perfect the termination of the March 3, 2003 China Wisdom farm out agreement  in accordance with its provisions. Such action shall include cancellation of transfers, or otherwise compel the return of, 20,000 common shares of Continental-Wisdom-GeoPetro (Bengara-II) Ltd. conditionally transferred by the Company and GeoPetro to China Wisdom under the farm out agreement and in consideration for China Wisdom's firm and binding covenants and promises therein to perform specific financial and exploration work obligations including paying for the cost of drilling 5 exploration wells in the Bengara-II block. The provisions of the farm out agreement are clear and unequivocal on the event of China Wisdom's default of its farm out agreement commitments and China Wisdom shall forfeit approximately US$ 630,000 paid in partial fulfillment of its farm out agreement obligations to date. The Company and GeoPetro have retained legal counsel in British Virgin Islands to assist and provide advice in the termination of the farm out agreement and related agreements entered in accordance with the farm out agreement as well as cancellation of the share transfers to China Wisdom. The Company expects to prevail and receive back some 12,000 common shares of Continental-Wisdom-GeoPetro (Bengara-II) Ltd. it had conditionally transferred to China Wisdom.

Equity Credit Line Dispute  -  In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company.

Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company on Schedule-C of Form 51-901F (Formerly Form 61) British Columbia Securities Commissions (“BCSC”) fiscal quarterly filing forms for each prior fiscal quarter period. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2003. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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